Registration Statement No. 333-217200

Filed Pursuant to Rule 433

December 11, 2019

There’s a New Trading Tool That Allows Traders to Trade Cannabis Stocks With Leverage

U.S. traders looking to actively trade cannabis stocks have a new instrument to use in their trading toolkit.

REX Shares, a Connecticut-based provider of exchange-traded products, announced today the launch of the MicroSectors Cannabis 2x Leveraged ETN (MJO), the first U.S.-listed leveraged cannabis product.

“There is a void in the market for trading products around cannabis,” said Scott Acheychek, president of REX Shares. “I think most people, when they’re trading in the cannabis space, are just picking individual stocks. The thing that has been lacking is a leveraged ETP for this sector. We’re adding something to the marketplace that currently does not exist.”

The firm also launched the MicroSectors Cannabis Index ETN (MJJ), a non-leveraged alternative to MJO.

Both MJO and MJJ are exchange-traded notes, meaning they are debt securities traded throughout the day (not to be confused with their exchange-traded fund counterparts, which are investment funds that hold baskets of stocks). The ETNs are senior, unsecured debt obligations issued by the Bank of Montreal.

Though they’re different in how they are constructed, leveraged ETNs like MJO behave similarly in many respects to leveraged ETFs—both instruments seek to magnify the daily performance of the index they track. In the case of MJO, the stated goal is to return 200% of the daily performance of the Indxx MicroSectors™ North American Cannabis Index (MSMJ). MJJ, meanwhile, seeks to replicate the performance of the index without added leverage.

A New Kind of Cannabis Index

According to Acheychek, REX Shares has been working on developing these products since the beginning of 2019. Part of the challenge, he said, was creating a different kind of cannabis index that reflects where the industry is going.

The MSMJ index selects U.S. and Canadian companies from five areas of the cannabis industry—cultivators, pharmaceuticals, testing & analytics, industrial hemp, and ancillary— and weights them based on a proprietary market cap weighting, with an adjustment based on liquidity.

‘We’re not just limiting it to cannabis cultivators, some of which have seen recent declines in their stock prices. We’re looking at it a little more holistically, and by doing so, we end up with a smaller basket than most of the indices that are out there, but I think it’s a little more well-rounded,” he said.

As of Wednesday’s launch, MSMJ’s top five components were AbbVie, Inc. (NYSE: ABBV), Thermo Fisher Scientific, Inc. (NYSE: TMO), Agilent Technologies Inc (NYSE: A), Waters Corp. (NASDAQ: WAT), and Mettler-Toledo International, Inc. (NYSE: MTD).

“This is an emerging investment class,” added Acheychek. “Currently, we don’t even have an index component involved in industrial hemp. But we do believe it’s going to come in time. We are trying to look at the North American cannabis industry, not just from right now in 2019, but also from a 2025 view. We believe that these are going to be the five key subthemes within the cannabis sector.”

As a result of the index’s diversification across industries and larger average weighting size, the Indxx MicroSectors North American Cannabis Index has outperformed the other major cannabis indexes over the prior 12-month period.

Hypothetical and Historical Index Performance

Source: Bloomberg L.P. Data from 12/31/2018 to 12/09/2019. Past performance does not guarantee future results. The Index was launched on 11/8/2019. The index data prior to that date is hypothetical and reflects the application of the index methodology in hindsight. The hypothetical data cannot completely account for the impact of financial risk in actual trading. Inception data for the Index is from 5/31/2017. Past historical or hypothetical data is not a guarantee of future index performance.

Who May Use Leveraged Products

MJO and MJJ are the latest line of MicroSectors products from REX Shares. The company already offers leveraged and inverse ETNs that provide exposure to various specific sub-sector themes, including the FANG stocks (Facebook Inc. (NASDAQ: FB), Amazon.com, Inc. (NASDAQ: AMZN), Netflix Inc. (NASDAQ: NFLX), and Alphabet Inc. (NASDAQ: GOOG) (NASDAQ: GOOGL), Big Banks (such as Citigroup (NYSE: C), Bank of America Corp (NYSE: BAC), Goldman Sachs Group Inc. (NYSE: GS), and JPMorgan Chase & Co. (NYSE: JPM)), and Big Oil (such as ConocoPhillips (NYSE: COP), Chevron Corporation (NYSE: CVX), and Exxon Mobil Corporation (NYSE: XOM)).

Just like leveraged ETFs, leveraged ETNs are meant to be used only by sophisticated traders as part of an active trading strategy. The ETNs may not be suitable for investors who plan to hold them for a period other than one day or who have a “buy and hold” strategy. Accordingly, the ETNs should be purchased only by knowledgeable investors who understand the potential consequences of seeking compounding leveraged investment results.

“There’s a pretty big world out there of leveraged and inverse traders. That marketplace is closing in on $100B of AUM. And there’s a large group of cannabis stock investors out there; they are investing in single stocks or single ETFs, but they’re not obtaining the benefit of any leverage from these investments. With MicroSectors, we are very active, and have tapped into that levered and inverse world. And from people that we’ve spoken to, there’s definitely a demand and a need for a leveraged cannabis product.”

We, the team at Benzinga, are proud to be working with Bank of Montreal, the issuer of the ETNs, to spread the word about the index, including this article.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including certain pricing supplements, product supplements, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the "SEC") about each of the securities that are being offered by this free writing prospectus. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable pricing supplement, product supplement, prospectus supplement and prospectus if so requested by calling toll-free at 1-877-369-5412.